# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbe Robotics Ltd., CIK 0001861841
CUSIP: M1R95N100
Title of class of securities: Ordinary Shares, Par Value NIS 0.000216 per Share
Address of issuer's principal executive offices: 107 HaHashmonaim St., Tel Aviv, Israel (L3), 6713321
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-22-000687
Filed by CIK 0001911546

## Reporting persons
- IANGELS CROWD LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; shared voting power 4,522,293; shared dispositive power 4,522,293; aggregate amount beneficially owned 4,522,293 (4.3% of the class)
  Comment: Based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025.
- iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 4,522,293; shared dispositive power 4,522,293; aggregate amount beneficially owned 4,522,293 (4.3% of the class)
  Comment: Based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025.
- Mor Assia: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; shared voting power 4,522,293; shared dispositive power 4,522,293; aggregate amount beneficially owned 4,522,293 (4.3% of the class)
  Comment: Based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025.
- Shelly Hod Moyal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; shared voting power 4,522,293; shared dispositive power 4,522,293; aggregate amount beneficially owned 4,522,293 (4.3% of the class)
  Comment: Based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025.
- David Assia: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; shared voting power 4,522,293; shared dispositive power 4,522,293; aggregate amount beneficially owned 4,522,293 (4.3% of the class)
  Comment: Based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025.

## Item 1. Issuer
Name of issuer: Arbe Robotics Ltd.
Address of issuer's principal executive offices: 107 HaHashmonaim St., Tel Aviv, Israel, 6713321

## Item 2. Person Filing
Name of person filing:
1. iAngels Crowd Ltd. ("iAngels Crowd"), c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment
2. iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment ("iAngels Technologies")
3. Mor Assia, c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment
4. Shelly Hod Moyal, c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment
5. David Assia, c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.
Citizenship:
iAngels Crowd - Israel
iAngels Technologies - Delaware, USA
Mor Assia - Israel
Shelly Hod Moyal - USA and Israel
David Assia - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
iAngels Crowd - 4,522,293
iAngels Technologies - 4,522,293
Mor Assia - 4,522,293
Shelly Hod Moyal - 4,522,293
David Assia - 4,522,293
Percent of class:
iAngels Crowd - 4.30%
iAngels Technologies - 4.30%
Mor Assia - 4.30%
Shelly Hod Moyal - 4.30%
David Assia - 4.30%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,522,293
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,522,293

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- IANGELS CROWD LTD: /S/ SHELLY HOD MOYAL, Shelly Hod Moyal / CEO (04/21/2025)
- iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment: /S/ SHELLY HOD MOYAL, Shelly Hod Moyal / CEO (04/21/2025)
- Mor Assia: /S/ MOR ASSIA, MOR ASSIA (04/21/2025)
- Shelly Hod Moyal: /S/ SHELLY HOD MOYAL, SHELLY HOD MOYAL (04/21/2025)
- David Assia: /S/ DAVID ASSIA, DAVID ASSIA (04/21/2025)
Comment: IANGELS TECHNOLOGIES LP - SERIES ARBE ROBOTICS LTD. ADVANCED INVESTMENT
BY: IANGELS CROWD LTD., ITS GENERAL PARTNER